TransAlta Executive Vice President and CFO Brian Burden to speak at the Macquarie Global Infrastructure Conference

CALGARY, Alberta (May12, 2008) – Brian Burden, TransAlta Corporation’s (TSX:TA;NYSE:TAC), Executive Vice President and Chief Financial Officer, will speak at the Macquarie Global Infrastructure Conference in New York City, NY on May 16th , 2008 at approximately 10:40 am Eastern Time (8:40 am Pacific Time).

The presentation will be available on the TransAlta website www.transalta.com following the conference.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Senior Advisor Media Relations

Senior Analyst, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com